UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
INDEX	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	5
Notes to Financial Statements, December 31, 2009 and 2008	6-14
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2009	15-16
Schedule G, Financial Transaction Schedule – Part III-Non Exempt Transactions	17-18

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2009 and financial transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers
Atlanta, Georgia

June 28, 2010

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments, at fair value
AGL Resources Inc. common stock	$111,207,453	$93,138,995
Mutual funds	114,538,115	80,892,965
Common/collective trust funds	40,146,156	35,295,670
Loans to participants	6,006,439	6,130,417
Total investments	271,898,163	215,458,047

Cash	73,678	243,185
Contribution Receivables
Employer	215,517	329,749
Participant	520,454	797,357
Receivable for securities sold	30,277	276,767
Accrued Interest	20,631	20,055
Total Assets	272,758,720	217,125,160

LIABILITIES
Payable for securities purchased	-	497,925
Total Liabilities	-	497,925
Net assets available for benefits, at fair value	272,758,720	216,627,235

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(492,182)	1,124,645
Net assets available for benefits	$272,266,538	$217,751,880

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Additions
Additions to net assets attributed to
Investment Income
Net Appreciation in Fair Value of Investments	$43,608,487
Interest	397,935
Dividends	2,684,347
Dividends on AGL Resources Inc. common stock	4,565,037
51,255,806
Contributions
Participant	11,450,168
Employer	5,958,486
17,408,654

Total additions	68,664,460

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(14,030,547)
Administrative expenses	(119,255)
Total deductions	(14,149,802)
Net increase	54,514,658
Net assets available for benefits
Beginning of year	217,751,880
End of year	$272,266,538

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings
Plus Plan (the “RSP Plan”) is provided for general information purposes only. Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement. The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan.  The expenses of the RSP Plan consist of disbursements, transaction fees, and loan issuance and maintenance charges. These expenses are paid by the RSP Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits. In addition, disbursements are made at the Committee’s request.

Effective February 1, 2007 the Committee engaged a trustee, Merrill Lynch Bank and Trust Co., FSB (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  This employment by the Committee, replaced the former trustee, Amvescap National Trust Company (“Former Trustee”).  As of January 11, 2008, Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group assumed the role of record keeper for the RSP Plan from Princeton Retirement Group.  As of January 15, 2008, State Street transitioned the role of Plan custodian to Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Group.

Contributions

Employee Contributions: Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis. A participant also may contribute up to 10% of compensation on an after tax basis. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The RSP Plan currently offers twenty mutual funds, two common investment trust funds and the Company’s common stock as investment options for participants.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Company Matching Contributions: Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period. Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided, that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation. If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until December 31, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions or, effective January 1, 2009, are applied to RSP Plan expenses incurred with respect to administering the RSP Plan. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $133,777 and $136,985 respectively. In 2009 and 2008, the RSP Plan did not use any of the forfeited non-vested account balances to decrease contributions.  In 2009 and 2008, the RSP Plan applied $42,928 and $0 respectively to RSP Plan expenses.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service Completed by Employee	Percentage Vested of Matching Contributions

Less than 1 year	0%
1 years	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

AGL RESOURCES INC
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator. Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants greater than age 59 ½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant. Otherwise, a participant may delay the distribution of his or her account until 60 days after the end of the Plan year following the later of (i) the year in which the participant reaches age 70½, (ii) the year in which the participant retires, (iii) the year in which the participant reaches 10 years of participation, or (iv) the year in which the participant actually incurs severance from employment.

Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions will, generally, be subject to 20% income tax withholding.

Participant Loans
Participants may borrow from their participant accounts. The minimum loan amount is $1,000 and may not exceed the lesser of either the limit established by the Administrative Committee or the least of (a) $50,000 minus the highest outstanding loan balance during the previous twelve months, (b) 50% of the participant’s vested account balance less the participant’s current outstanding loans, or (c) 50% of the participant’s vested account balance.  Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that range from 3.25% to 10.5%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending loans.  As of December 31, 2009, this rate of interest was the prime rate plus 1%.  Interest is computed monthly.

A participant may not have more than one general purpose loan and one residential loan outstanding at any time. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding RSP Plan loan will become due and payable in full at that time. However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (except for benefits paid to participants which are recorded when paid).

New Accounting Standards

In June of 2009, the Financial Accounting Standards Board (“FASB”) approved the “FASB Accounting Standards Codification” (“ASC” or “Codification”) to become the single source of  authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principals in the United States of America (“GAAP”). The codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP through the introduction of a new structure providing all authoritative literature by topic in one place. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value (“NAV”) per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the RSP Plan’s Net Assets Available for Benefits or the Changes in Net Assets Available for Benefits.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the Statement of Net Assets Available for Benefits date but before financial statements are issued or available to be issued. An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events. The Committee has evaluated subsequent events since the date of these financial statements and determined that there were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the RSP Plan’s financial statement disclosures.

AGL RESOURCES INC
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Investment Valuation and Income Recognition

The RSP Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date (exit price).  See Note 4, Fair Value Measurements, for discussion of fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.  The RSP Plan invests in investment contracts through a common investment trust.

The Statements of Net Assets Available for Benefits presents the fair value of the investment in the common investment trust as well as the adjustment of the investment in the common investment trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsible contracts through a common investment trust which are on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The RSP Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the RSP Plan participants’ earnings.

3. Investments

The following presents the fair values of investments that represent 5 % or more of the RSP Plan’s net assets as of December 31, 2009 and 2008:

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

	Shares/Units		Amount
	2009	2008	2009	2008

AGL Resources Inc. Common Stock	3,049,286	2,970,941	$111,207,453	$93,138,995
American Europacific Growth Fund	462,832	458,945	17,717,193	12,827,522
Invesco Stable Value Trust, at contract value	24,582,495	24,573,699	24,582,495	24,573,699
Harbor Capital Appreciation	569,402	535,607	18,773,181	12,479,651
Western Asset Core Plus Fund	1,456,715	1,439,988	14,771,087	12,499,093
Diamond Hill Large Cap Fund	1,919,738	1,867,912	26,204,422	19,594,397
Equity Index Trust XIII	1,533,213	1,524,661	15,071,479	11,846,616

Net appreciation in fair value of investments for the year ended December 31, 2009 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. common stock fund	$15,769,815
Mutual funds	24,591,595
Common investment trust funds	3,247,077
Total	$43,608,487

4. Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1:
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:
Pricing inputs include significant inputs that are less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

Common stocks:	Valued at the closing price per unit on each business day on the active market in which the securities are traded.
Common/collective trusts:
The investments include a stable value trust and an index trust.  The investments are valued based on the unit value as reported by the trustee for each common collective trust, which is determined as of the close of each business day. Participants’ units are issued and redeemed at unit value (contract value for the stable value trust) at the end of each day. Were the RSP Plan to initiate a full redemption of the stable value trust investment, the trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner and in compliance with the trust’s notice provisions.

Mutual Funds:	Valued at the net asset value of shares held by the plan each business day.
Participant Loans:	Valued at amortized cost, which approximates fair value at a given point in time.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The following tables show the fair value of the RSP Plan investments as of December 31, 2009 and 2008:

Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Common Stocks	$111,207,453	$-	$-	$111,207,453
Mutual Funds Domestic Equity	61,790,453	-	-	61,790,453
International Equity	21,031,576	-	-	21,031,576
Asset Allocation	13,051,508	-	-	13,051,508
Fixed Income	18,664,578	-	-	18,664,578
Common/Collective Trust Stable Value Trust	-	25,074,677	-	25,074,677
Index Value Trust	-	15,071,479	-	15,071,479
Participant Loans	-	-	6,006,439	6,006,439
Total Assets	$225,745,568	$40,146,156	$6,006,439	$271,898,163

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Common Stocks	$93,138,995	$-	$-	$93,138,995
Mutual Funds Domestic Equity	43,886,309	-	-	43,886,309
International Equity	14,142,575	-	-	14,142,575
Asset Allocation	10,364,988	-	-	10,364,988
Fixed Income	12,499,093	-	-	12,499,093
Common/Collective Trust Stable Value Trust	-	23,449,054	-	23,449,054
Index Value Trust	-	11,846,616	-	11,846,616
Participant Loans	-	-	6,130,417	6,130,417
Total Assets	$174,031,960	$35,295,670	$6,130,417	$215,458,047

The following table sets forth a summary of changes in the fair value of the RSP Plan’s level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Year Ended December 31, 2009
Participant Loans

Balance, beginning of year	$6,130,417
Issuances, repayments and distributions, net	(123,978)
Balance, end of year	$6,006,439

5. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. If the RSP Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of   benefits under the provisions of the RSP Plan were allowable. In the event of the RSP Plan termination, participants would become 100 % vested in their employer contributions.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

6. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Related Party Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50 % or more of such an employer or employee association or relative of such persons. The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock and a common collective trust fund managed by Bank of America, N.A., an affiliate of the Trustee and recordkeeper of the RSP Plan. In addition, loans to participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8. Risks and Uncertainties

The RSP Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value
	Invesco Stable Value Trust	Common Investment Trust		$25,074,677

*	Equity Index Trust XIII	Common Investment Trust		15,071,479
				40,146,156

*	AGL Resources Inc.	Common Stock		111,207,453

	Harbor Capital Appreciation	Mutual Fund		18,773,181

	Pimco Total Return	Mutual Fund		3,893,491

	Dodge & Cox International	Mutual Fund		2,890,068

	Diamond Hill Large Cap Fund	Mutual Fund		26,204,422

	Wells Fargo Target 2010	Mutual Fund		1,219,631

	Wells Fargo Target 2020	Mutual Fund		2,764,366

	Wells Fargo Target 2030	Mutual Fund		1,886,982

	Wells Fargo Target 2040	Mutual Fund		318,958

	Wells Fargo Outlook Today	Mutual Fund		426,291

	Artio Intl Equity Fund II CL I	Mutual Fund		424,314

	Aston/River Road Select Value Fund	Mutual Fund		6,800,188

	Alger Smidcap Growth Fund CL I	Mutual Fund		8,829,901

	Wells Fargo Target 2050	Mutual Fund		151,915

	Wells Fargo Target 2045	Mutual Fund		100,109

	Wells Fargo Target 2035	Mutual Fund		723,247

	Wells Fargo Target 2025	Mutual Fund		2,955,524

	Wells Fargo Target 2015	Mutual Fund		2,504,486

	American Europacific Growth	Mutual Fund		17,717,193

	Davis Selected American Shares	Mutual Fund		1,182,761

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value

	Western Asset Core Plus Fund	Mutual	14,771,087
			114,538,115

*	Loans to Particpants	Various maturities	6,006,439
		(Interest rates from 3.25% - 10.5%)

			$271,898,163
* Denotes parties-in-interest
** Cost information not required for participant-directed accounts under an individual account Plan.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE G, FINANCIAL TRANSACTION SCHEDULES
Part III – Nonexempt Transactions
DECEMBER 31, 2009 (EIN No. 58-2210952 / Plan Number 003)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity	Current value of asset
100 and 228 RSP Plan loans were initiated in 2009 and 2008 respectively to 96 and 228 participants in 2009 and 2008 respectively (names withheld for privacy reasons)	Employee
The RSP Plan permits participants to borrow from their accounts.  The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant’s account and are required to bear an interest rate of prime plus 1%.

In 2009 and 2008, the total principal value of the affected loans is approximately $1.3 million and $2.9 million respectively.  The actual value related to these transactions equals approximately 1% of the principal value per year that the affected loans are outstanding.  Loans are generally repaid through payroll deductions over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years.

As a result of a programming error during 2008 and a portion of 2009, new loans to participants were incorrectly charged a lower interest rate at the prime rate rather than prime plus 1%.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE G, FINANCIAL TRANSACTION SCHEDULES
Part III – Nonexempt Transactions
DECEMBER 31, 2009 (EIN No. 58-2210952 / Plan Number 003)

On March 4, 2010 AGL submitted a plan under the voluntary correction procedures (“VCP”) of the IRS EPCRS program, as set forth in Revenue Procedure 2008-50.  The corrective action involved a request to acknowledge (i) the company’s determination that Plan loans issued between January 1, 2008 and June 18, 2009 at prime rate should be treated as proper and consistent with the Plan terms, without adjustment, and (ii) the adjustment to the Plan’s recordkeeping system to issue all loans on or after June 19, 2009 at prime plus 1%.

SIGNATURES

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 28, 2010	/s/ Paul R. Shlanta
Executive Vice President, General Counsel and Chief Ethics and Compliance Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm